Exhibit 7.2

ANDRÉ KUDELSKI

Chairman & Chief Executive Officer

KUDELSKI SA

PO BOX 134

CH 1033 CHESEAUX

SWITZERLAND

Email: andre.kudelski@nagra.com

Phone: +41  21  732-0103

OpenTV Corp.

275 Sacramento St.

San Francisco, CA 94111

Via email to Ben Bennett, Chief Executive Officer

February 26, 2009

Gentlemen,

As a follow-up to our recent conversations, I am writing on behalf of the board of directors of Kudelski SA (“Kudelski”) to outline the terms under which Kudelski is prepared to proceed with discussions about a potential acquisition of all of the Class A ordinary shares of OpenTV Corp. (“OpenTV”) not currently owned by Kudelski or its affiliates. We strongly believe in OpenTV’s business, employees and strategic vision. We are convinced that a combination of Kudelski and OpenTV will deliver superior value to OpenTV’s shareholders, employees, customers and industry partners relative to other alternatives OpenTV may pursue.

•	The combination will provide shareholders with immediate liquidity at a substantial premium despite a difficult economic environment

•	OpenTV will be better positioned to succeed within a larger entity offering a broad portfolio of digital TV products

•	The combined company can provide broader, less volatile and more attractive long term opportunities to OpenTV’s employees

Based on the information currently available to us, we would be prepared to purchase all of the outstanding Class A ordinary shares of OpenTV not currently owned by Kudelski and its affiliates for a purchase price of US$1.35 in cash per share. Our proposal is not subject to any financing contingency, but our price is conditioned upon the completion of a limited amount of confirmatory due diligence which can be accomplished very quickly.

We believe that our offer is fair to and in the best interest of OpenTV and its public shareholders. Even though a change of control premium would not be appropriate, as this transaction would not constitute a change of control, our proposal nevertheless represents:

•	a 35% premium to OpenTV’s closing share price of US$1.00 on February 26, 2009, implying a 135% premium to OpenTV’s enterprise value as of February 26, 2009;

•

a 27% premium to OpenTV’s average closing share price of US$1.06 for the ten trading days ending February 26, 2009, implying a 90% premium to OpenTV’s enterprise value based on the average closing share price for the ten trading days ending February 26, 2009; and

•

a +5% cumulative return to OpenTV’s shareholders over the last twelve months (based on OpenTV’s closing share price of US$1.28 on February 26, 2008) compared to a -41% return for the NASDAQ Composite Index over the same time period.

We expect to combine our companies in a manner that enhances the value of OpenTV’s talent base. In that regard, we wish to discuss with you and your management team appropriate retention arrangements and the development of an integration plan.

We are prepared to devote substantial resources towards proceeding rapidly and smoothly with a transaction. We believe that all actions necessary to complete a transaction can be accomplished quickly and efficiently.

We would propose as a next step that a special independent committee of the board of directors of OpenTV be formed to respond to our proposal on behalf of OpenTV’s public shareholders. Our representatives on the OpenTV board will vote in favor of that delegation of authority. Promptly after the special committee has engaged independent financial and legal advisers, we will meet with the special committee to discuss this proposal. We are very supportive of the combination of forces from OpenTV and Kudelski and our long-term commitment to OpenTV demonstrates that we are not considering nor interested in selling, or disposing of in any other way, Kudelski’s shares in OpenTV.

This letter is expressing our interest and does not bind either Kudelski or OpenTV to proceed with a transaction and, thus, either party may terminate discussions at any time. In light of Kudelski’s ownership interest in OpenTV, our intention is to file an amended Schedule 13D (including the text of this letter) with the U.S. Securities and Exchange Commission tomorrow morning.

We remain convinced that this proposal represents an attractive opportunity for our respective companies and their shareholders, employees, customers and industry partners. We hope that you share our vision and look forward to completing a transaction quickly.

Sincerely,

/s/ André Kudelski

André Kudelski

Chairman and Chief Executive Officer

Kudelski SA